UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934
Amendment No. 11

DEALERTRACK TECHNOLOGIES, INC.

(Name of Subject Company)

DEALERTRACK TECHNOLOGIES, INC.

(Name of Persons Filing Statement)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

242309102

(CUSIP Number of Class of Securities)

Gary N. Papilsky, Esq.

General Counsel
Dealertrack Technologies, Inc.

1111 Marcus Ave., Suite M04

Lake Success, NY 11042

(516) 734-3600

(Name, address and telephone numbers of person authorized to receive notice and communications on behalf of the persons filing statement)

With copies to:

Paul S. Scrivano, Esq.

O’Melveny & Myers LLP
Times Square Tower

7 Times Square

New York, New York 10036

(212) 326-2000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 11 (“Amendment No. 11”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 filed by Dealertrack Technologies, Inc. (the “Company”) with the U.S. Securities and Exchange Commission on June 26, 2015 (as amended and supplemented from time to time, the “Schedule 14D-9”). The Schedule 14D-9 relates to the tender offer by Runway Acquisition Co. (“Acquisition Sub”), a subsidiary of Cox Automotive, Inc. (“Parent”), to purchase all of the Company’s outstanding common stock, par value of $0.01 per share (the “Shares”) for $63.25 per Share, upon the terms and subject to the conditions set forth in the Offer to Purchase of Parent and Acquisition Sub dated June 26, 2015, and in the related Letter of Transmittal, as each may be amended or supplemented from time to time.

Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference as relevant to items in this Amendment No. 11. Capitalized terms used but not otherwise defined herein have the meanings ascribed to such terms in the Schedule 14D-9.

Item 8. Additional Information to be Furnished.

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by adding the following immediately prior to the section entitled “Stockholder Approval of the Merger Not Required”:

“Expiration of the Offer

The Offer and withdrawal rights expired as scheduled at midnight (New York City time), on September 30, 2015 (such date and time, the “Expiration Date”), and the Offer was not extended. The Company was advised by American Stock Transfer & Trust Company, LLC, in its capacity as depositary for the Offer (the “Depositary”), that, as of the Expiration Date, a total of 42,625,043 Shares had been validly tendered into and not withdrawn pursuant to the Offer, representing approximately 77.08% of the aggregate number of Shares then issued and outstanding. In addition, the Company was advised by the Depositary that, as of the Expiration Date, notices of guaranteed delivery had been delivered with respect to 3,406,260 Shares, representing approximately 6.16% of the aggregate number of Shares then issued and outstanding. Accordingly, the number of Shares validly tendered in the Offer (excluding Shares tendered pursuant to guaranteed delivery procedures but not yet delivered) and not properly withdrawn by the Expiration Date, together with the number of Shares (if any) then owned by Parent (or its subsidiaries), represent a majority of the outstanding Shares and satisfy the minimum tender offer condition.

All conditions to the Offer having been satisfied, Acquisition Sub accepted for payment, and has paid for by deposit of the Offer Price for such Shares with the Depositary, all Shares validly tendered into and not validly withdrawn from the Offer.

Following the consummation of the Offer, Parent and Acquisition Sub completed the acquisition of the Company through the Merger without a meeting of stockholders of the Company in accordance with Section 251(h) of the DGCL. At the Effective Time, each of the then issued and outstanding Shares (other than Shares held (i) in the treasury of the Company or by Parent or Acquisition Sub, which Shares were canceled and cease to exist, (ii) by a wholly owned subsidiary of the Company or Parent (other than Acquisition Sub) or a wholly owned subsidiary of Acquisition Sub, which Shares were converted into shares of the Surviving Corporation representing the same percentage ownership in the Surviving Corporation that such holder owned in the Company prior to the effective time of the Merger, and (iii) by stockholders who validly exercise appraisal rights under Delaware law with respect to such Shares) were automatically cancelled and converted into the right to receive cash in an amount equal to the Offer Price, without interest thereon and less any applicable withholding taxes.

All Shares will be delisted from and will cease to trade on NASDAQ, and the Company will be deregistered under the Exchange Act.

On October 1, 2015, Parent and the Company issued a joint press release announcing the completion of the Offer and the Merger. The full text of the press release is attached as Exhibit (a)(1)(N) to the Schedule 14D-9 and is incorporated herein by reference.”

Item 9. Exhibits

Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following exhibit:

(a)(1)(N)	Joint Press Release issued by Cox Automotive, Inc. and Dealertrack Technologies, Inc., dated October 1, 2015.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: October 1, 2015

DEALERTRACK TECHNOLOGIES, INC.

By:	/s/ Eric D. Jacobs
	Name:	Eric D. Jacobs
	Title:	Executive Vice President, Chief
Financial and Administrative Officer